ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 28, 2019	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

State Street Institutional Investment Trust (the “Trust” or the “Registrant”) (Registration Nos. 333-30810 and 811-09819) Post Effective Amendment Number 255 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on April 18, 2019, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to supplemental comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street ESG Liquid Reserves Fund (the “Fund”), a series of the Trust. On June 25, 2019, the Trust made a correspondence filing with the SEC (the “Initial Letter”), responding to comments from staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced amendment to the Registration Statement of the Trust. The Staff provided supplemental comments on the correspondence filing to Adam Schlichtmann on June 27, 2019. This letter responds to those supplemental comments. For convenience of reference, each of the comments is summarized before the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The Fund currently intends to make a filing under Rule 485(b) of the 1933 Act on or about July 1, 2019 containing its Prospectus and SAI that will be become automatically effective on or about July 2, 2019.

Prospectus Comments

1.

The Staff reiterates comment 7 of the Initial Letter that for purposes of compliance with Section 35(d) and Rule 35d-1 under the 1940 Act, the Fund should include an 80% policy providing that the Fund will invest at least 80% of its net assets (including borrowing for investment purposes) in securities that have strong environmental, social, and governance (“ESG”) characteristics. The Staff believes that a Fund with “ESG” in its name should have a corresponding 80% policy, and observes that other ESG-focused funds, including other ESG money market funds, include ESG-related 80% policies. Please make conforming changes as applicable throughout the Registration Statement.

Response: The Fund reiterates its responses to comments 7 and 14 of the Initial Letter. However, the Fund confirms that the Adviser intends to consider an ESG-related metric with respect to 100% of Fund investments. In response to this comment, the Fund intends to add the following statement to its Principal Investment Strategies: “The Adviser intends to consider ESG criteria at the time of purchase by using an ESG-related metric for each Fund investment.”

2.	Please include disclosure clarifying that the Adviser is not required to select an investment with the highest ESG score, if not already noted in the summary section of the prospectus.

Response: The Fund respectfully declines to make any changes in response to this comment. The Fund observes that the seventh paragraph of its summary Principal Investment Strategies states: “For example, it is possible that the Adviser might select for investment a company with a lower ESG score than another on the basis of that company’s relative high score in the Adviser’s overall analysis.”

3.

Please include disclosure in the summary section of the prospectus similar to that contained in the Fund’s response to comment 13(c) of the Initial Filing to clarify whether the financial/credit analysis of a potential Fund investment is conducted prior to or after ESG screening.

Response: Further to the Fund’s response to comment 13(c) in the Initial Letter, the Fund clarifies that the Adviser’s ESG analysis of potential investments is conducted following the initial fundamental analysis of the investment universe. However, final investment decisions are made by the Fund’s portfolio managers following the Adviser’s ESG analysis, and those decisions typically take into account both technical and ESG considerations. The Fund intends to revise its Principal Investment Strategies disclosure in response to this comment as follows:

The Adviser will select securities for investment by the Fund based on its consideration of fundamental and technical factors relating to the investment, as well as in some cases seeking to increase R-FactorTM scoring of the overall investment portfolio. The portfolio construction process begins with an analysis of fundamental factors relating to a potential investment, after which the Adviser conducts its ESG analysis, as described above. Final investment decisions are made by the portfolio managers typically on the basis of market conditions as well as technical and ESG considerations with respect to both specific instruments and the overall composition of the portfolio. The Adviser’s ESG analysis is an integral component of portfolio construction.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann